Jardines

07024142

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2363

Group Secretariat

23rd May 2007

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2007 JUN -5 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

Jardine Matheson Holdings Limited

I enclose for your attention a notification dated 23rd May 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

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Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Director Declaration
Released	11:09 23-May-07
Number	0918X

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

In compliance with LR 9.6.14R of the listing rules of the Financial Services Authority, we wish to advise that:-

1. Adam Phillip Charles Keswick, Director of the Company, has stepped down as a commissioner of PT United Tractors Tbk ("United Tractors"), a publicly quoted company. His resignation, as of 31st March 2007, was confirmed at the annual general meeting of shareholders of United Tractors held on 21st May 2007;

2. Benjamin William Keswick, Director of the Company, was appointed a commissioner of PT United Tractors Tbk, a publicly quoted company, with effect from 21st May 2007;

3. Adam Phillip Charles Keswick, Director of the Company, has stepped down as a commissioner of PT Astra International Tbk ("Astra"), a publicly quoted company. His resignation, as of 31st March 2007, was accepted at the annual general meeting of shareholders of Astra held on 23rd May 2007; and

4. Benjamin William Keswick, Director of the Company, was appointed a commissioner of PT Astra International Tbk, a publicly quoted company, with effect from 23rd May 2007.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

23rd May 2007

www.jardines.com

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